January 2, 2003

Mr. Jeffrey Riedler
Assistant Director
U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re: San Diego Soccer Development Corporation
Registration Statement on Form S-4
Commission File No. 333-47746

Dear Mr. Riedler:

This office acts as counsel for the above-referenced issuer. By this letter, we hereby request withdrawal of the Form S-4 Registration Statement filed on October 11, 2000 ("Registration Statement") on behalf of San Diego Soccer Development Corporation ("Registrant").

As indicated in our earlier telephone conversation, the merger referenced in the Registration Statement has already been completed and Registrant will include disclosure regarding the possible rescission rights of the shareholders involved in its subsequent filing on Forms 10-KSB for the fiscal years ended December 31, 2000 and 2001. The annual reports will be filed in conjunction with letters responding to your earlier comments to the Registration Statement and Registrant's Form 10-SB Registration Statement originally filed on September 30, 1999.

From our conversations, we understand that this withdrawal will become effective immediately upon filing of this letter.

We thank you in advance for your expeditious handling of this matter. If you have any questions regarding the withdrawal, please do not hesitate to contact the undersigned.

Very Truly Yours,

POPOV & McCULLOGH, LLP

/s/ Gretchen Cowen

Gretchen Cowen, Esq.